FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                              02 December 2002

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






International Power - Exposure to TXU Europe



(London, 2 December 2002) International Power confirms that the tolling contract with TXU Europe Energy Trading Limited, which covered the full capacity of our 1,000 MW Rugeley power station, has now terminated. During the last week Rugeley power station successfully sold over 120 GWh of electricity to a number of counter-parties.



We are now in a position to provide more information regarding the financial impact on International Power of early termination of the tolling contract, which was due to run to 31 December 2005. The actual level of impact will depend on the electricity prices achieved and the volume of electricity sold by Rugeley power station as a merchant plant through the trading period. Nonetheless, when the terms of the tolling contract are compared to the current forward prices in England and Wales, we estimate the impact on our earnings per share to be 0.4p and 2.0p for the years ended 31 December 2002 and 31 December
2003 respectively.   The impact in 2002 also includes a provision against the
current receivable under the tolling contract. On this basis, and using the same cautious assumptions set out in our interim announcement, we are revising our earnings guidance for 2003 to a range of 9p to 11p. We will review the need for any potential impairment of the Rugeley power plant at or before the announcement of our 2002 year-end results.



Early termination of the contract triggers an entitlement on behalf of International Power to a termination payment. We are taking robust legal and commercial steps to maximise recovery of value and believe that structurally we are in an advantageous position to recover our termination claim. All proceeds will be used to repay the Rugeley project debt, which would result in reduced interest charges. The termination claim will be accounted for when we have more certainty on both its timing and value.



For further information: -



Media contact:
Aarti Singhal
+44 (0)207-320-8681



Investor contact:
Grant Jones
+ 44 (0)207-320-8619



Notes to Editors: -


International Power acquired Rugeley power station from TXU Europe in July 2001



International Power plc is a leading independent electricity generating company with 10,235MW (net) in operation, 910MW (net) under construction and approximately 6,000 MW (net) in advanced development. Among the countries where International Power has operating facilities are Australia, the United States, the United Kingdom, the Czech Republic, Portugal, Turkey, Malaysia, Pakistan, and Thailand. International Power was created from the demerger of National Power, and its shares began trading independently on the London Stock Exchange and as ADRs on the New York Stock Exchange on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".







                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary